UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number: 001-38673

Arco Platform Ltd.

(Exact name of registrant as specified in its charter)

Rua Elvira Ferraz 250, Sala 716, Vila

Olímpia, São Paulo - SP, 04552-040, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TABLE OF CONTENTS

ITEM
1.	Press release dated April 17, 2019

Item 1

Arco Platform Limited announces the filing of its Form 20-F for Fiscal Year 2018

São Paulo, Brazil, April 17, 2019 – Arco Platform Limited, or Arco (Nasdaq: ARCE), announces that its Annual Report on Form 20-F, or the 20-F, was filed with the U.S. Securities and Exchange Commission, or the SEC, on April 17, 2019. The document has been posted on Arco's website, https://arcoeducacao.com.br/.

Arco's shareholders may receive a hard copy of the 20-F, which contains Arco's complete audited financial statements, free of charge, upon request. Requests should be directed to:

Arco Platform Limited

Vitor Hiraiwa

IR@arcoeducacao.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arco Platform Ltd.

By:	/s/ Ari de Sá Cavalcante Neto
	Name:	Ari de Sá Cavalcante Neto
	Title:	Chief Executive Officer

Date: April 17, 2019